United States securities and exchange commission logo





                            May 17, 2024

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       4100 West Alameda Avenue
       Burbank, CA, 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed April 15,
2024
                                                            File No. 000-56415

       Dear Howard Marks:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2023

       General

   1.                                                   On May 3, 2024, the
Commission entered into an order instituting settled administrative and cease-and-desist
proceedings against BF Borgers CPA PC and its sole audit partner
                                                        Benjamin F. Borgers CPA
(individually and together BF Borgers). Please refer to the
                                                        order and related staff
statement at the following website locations.


https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf

https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024

                                                        As BF Borgers has been
denied the privilege of appearing or practicing before the
                                                        Commission, issuers
that had engaged BF Borgers to audit or review financial information to be included in any
Exchange Act filings to be made on or after the date of the Order will need to engage a
new qualified, independent, PCAOB-registered public accountant.
 Howard Marks
FirstName
StartEngineLastNameHoward   Marks
            Crowdfunding, Inc.
Comapany
May        NameStartEngine Crowdfunding, Inc.
     17, 2024
May 17,
Page 2 2024 Page 2
FirstName LastName
Financial Statements and Supplementary Data
Note 2 - Summary of Significant Accounting Policies
Cost of Revenues, page 18

2. As it appears that your cost of revenue measure does not include any depreciation or amortization expense, unless you are able to show how the measure is complete, please revise to either include the allocable amount within the measure or to adhere to the labeling guidance in SAB Topic 11.B.

         If you elect to separately report depreciation and amortization that is attributable to cost of revenue, in addition to labeling the cost of revenue line item to indicate that it excludes depreciation and amortization, you should position the attributable amount in advance of, to be reflected within, the gross profit line item.

         Also revise your cost of revenue accounting policy disclosure on page F-18 to clarify how you report the attributable portion of depreciation and amortization expense.
Investments - Real Estate, page F-16

3. We note your disclosure explaining that you depreciate all capitalized property costs related to your investments in real estate using the straight-line method, although we do not see where or how you have reported depreciation expense for this long-lived asset.

         Please advise or revise your financial statements as necessary to comply with the accounting and disclosure requirements in FASB ASC 360-10-35 and 50-1.

         Given your disclosure indicating you plan to sell the residential apartment building that you have recorded as Investments - Real Estate in 2024, also tell us how you considered the criteria in FASB ASC 360-10-45-9 in determining that you would not report this long-
         lived asset as held for sale as of December 31, 2023.
Revenue Recognition, page F-17

4. We understand from your disclosure on page 29 that you began generating StartEngine
         Private revenue during the fourth quarter of 2023.

         Please expand your disclosures to provide further details regarding the nature of this source of revenue and the specific accounting guidance that you follow to recognize revenue from StartEngine Private product offerings.

         Please also disclose your accounting policy for the StartEngine Private assets, which appear to be presented on the Investments - Private account line item on page F-4, in the amount of $4,357,083 as of December 31, 2023.
 Howard Marks
StartEngine Crowdfunding, Inc.
May 17, 2024
Page 3
Note 5 - Intangible Assets, page F-20

5. We note your disclosure under this heading and on page 4 explaining that on May 5, 2023 you acquired "substantially all of the assets of the SeedInvest business" as conducted by
         Circle Internet Financial Limited through its subsidiary Pluto Holdings, LLC, and that the assets included the entity "SeedInvest Technology, LLC and substantially all the assets related to owning and operating the crowdfunding platform at www.seedinvest.com."

         Please provide us with the analysis that you performed in determining whether you would account for the transaction as an acquisition of assets or as an acquisition of a business pursuant to the guidance in FASB ASC 805-10-55-3A to 55-9.
6. We note that you allocated the entire purchase price of $24 million to intangible assets in accounting for the May 5, 2023 acquisition, and have described the assets as intellectual property, a customer list, and digital assets, although Section 2.1 of the Asset Purchase
         Agreement that you filed as Exhibit 99.2 to a Form 8-K/A on May 9, 2023 appears to identify additional assets included in the transaction.

         Please revise as necessary to clarify whether there were assets other than the three types of assets mentioned in your disclosures and to provide the information required by FASB
         ASC 350-30-50-1 and 50-2 with respect to each major intangible asset class.

         Please also provide us with Exhibit 3.4 as referenced in Section 3.4 of the Asset Purchase
         Agreement that includes your purchase price allocation, and explain to us how that allocation correlates with the various assets acquired if not readily apparent.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337
with any questions.



FirstName LastNameHoward Marks                                 Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                               Division of
Corporation Finance
May 17, 2024 Page 3                                            Office of Energy
& Transportation
FirstName LastName